Exhibit 99.1

BRBI BR PARTNERS S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 10.739.356/0001-03
NIRE 35.300.366.727

Disclosure of the receipt of the consolidated synthetic voting map for the Annual General Meeting to be held on March 20th, 2026

A BRBI BR PARTNERS S.A. (“Company”), pursuant to Article 48, §3º, of Resolution No. 81 of the Brazilian Securities and Exchange Commission (CVM), dated March 29th, 2022, as amended, hereby informs its shareholders and the market in general of the consolidated synthetic voting map, combining votes cast remotely by the Company’s shareholders for each of the matters submitted for deliberation at the Company’s Annual General Meeting to be held on March 20th, 2026 (“AGM”). This map includes the total number of approvals, rejections, and abstentions cast by voting shares for each item on the AGM agenda. In this regard, the final synthetic voting map is attached as Annex A to this disclosure.

São Paulo, March 18th, 2026.

Vinicius Carmona Cardoso
Investor Relations Officer

Annex A

Consolidated Synthetic Voting Map

of the Annual General Meeting to be held on March 20th, 2026

Resolution	Number of Common Shares (excluding percentage)
	Approve (Yes)	Reject (No)	Abstain
1. To review the accounts of the officers, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2025, including the management report, the Audit Committee report, and the independent auditors’ opinion.	5,251,173	474	10,267
2. To deliberate on the proposed allocation of results for the fiscal year ended December 31, 2025.	5,255,195	-	6,719
3. To set the aggregate annual compensation of the Company’s officers for the 2026 fiscal year.	1,950,706	3,296,456	14,752
4. Define the number of members that will make up the Companys Board of Directors for a term that will end at the 2026 Ordinary General Meeting, based on the limits set out in the Companys bylaws, by the Management Proposal published by the Company.	5,250,380	-	11,534
5. Do you wish to request the adoption of the multiple voting process for the election of the board of directors by article 141 of Law No. 6,404, of 1976? (If the shareholder chooses “no” or “abstain”, their shares will not be counted to request multiple voting)	610,619	1,335,215	3,316,080
6. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	1,958,471	3,295,719	7,724
7. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	617,647	4,636,725	7,542
8. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses “yes” and also indicates the “approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to “abstain” and the election occurs by the cumulative voting process, the shareholder’s vote shall be counted as an abstention in the respective resolution of the meeting.	1,945,408	731	3,315,775
9. View of all the candidates that compose the slate to indicate the cumulative voting distribution.
Ricardo Fleury Cavalcanti de Albuquerque Lacerda (Efective)	592,740
Danilo Depieri Catarucci (Efective)	2,582,670
José Flávio Ferreira Ramos (Efective)	2,592,414
Carla Alessandra Trematore (Independent)	2,592,414
Eduardo Bunker Gentil (Independent)	2,592,714
Jairo Eduardo Loureiro Filho (Efective)	600,252
10. Do you wish to request the separate election of a member of the board directors by article 141, § 4, I, of Law No. 6,404, of 1976? (Shareholders can only fill in this field if they are uninterrupted holders of the shares they vote for during the 3 months immediately before the general meeting. If the shareholder chooses “no” or “abstain”, their shares will not be counted to request the separate election of a member of the board of directors).	306,877	299,712	4,655,325
11. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses no or abstain, his/her shares will not be computed for the request of the establishment of the fiscal council).	309,967	300,782	4,651,165
12. In case of a second call notice for the Annual General Meeting, can the vote instructions held in this distance voting ballot be considered the same for the Annual General Meeting in a second call?	3,918,133	1,337,027	6,754

Resolution	Number of Common Preferred (excluding percentage)
	Approve (Yes)	Reject (No)	Abstain
1. To review the accounts of the officers, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2025, including the management report, the Audit Committee report, and the independent auditors’ opinion.	-	-	-
2. To deliberate on the proposed allocation of results for the fiscal year ended December 31, 2025.	-	-	-
3. To set the aggregate annual compensation of the Company’s officers for the 2026 fiscal year.	-	-	-
4. Define the number of members that will make up the Companys Board of Directors for a term that will end at the 2026 Ordinary General Meeting, based on the limits set out in the Companys bylaws, by the Management Proposal published by the Company.	-	-	-
5. Do you wish to request the adoption of the multiple voting process for the election of the board of directors by article 141 of Law No. 6,404, of 1976? (If the shareholder chooses “no” or “abstain”, their shares will not be counted to request multiple voting)	-	-	-
6. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	-	-	-
7. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	-	-	-
8. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses “yes” and also indicates the “approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to “abstain” and the election occurs by the cumulative voting process, the shareholder’s vote shall be counted as an abstention in the respective resolution of the meeting.	-	-	-
9. View of all the candidates that compose the slate to indicate the cumulative voting distribution.	-	-	-
Ricardo Fleury Cavalcanti de Albuquerque Lacerda (Efective)	-	-	-
Danilo Depieri Catarucci (Efective)	-	-	-
José Flávio Ferreira Ramos (Efective)	-	-	-
Carla Alessandra Trematore (Independent)	-	-	-
Eduardo Bunker Gentil (Independent)	-	-	-
Jairo Eduardo Loureiro Filho (Efective)	-	-	-
10. Do you wish to request the separate election of a member of the board directors by article 141, § 4, I, of Law No. 6,404, of 1976? (Shareholders can only fill in this field if they are uninterrupted holders of the shares they vote for during the 3 months immediately before the general meeting. If the shareholder chooses “no” or “abstain”, their shares will not be counted to request the separate election of a member of the board of directors).	613,754	599,424	9,310,650
11. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses no or abstain, his/her shares will not be computed for the request of the establishment of the fiscal council).	-	-	-
12. In case of a second call notice for the Annual General Meeting, can the vote instructions held in this distance voting ballot be considered the same for the Annual General Meeting in a second call?	-	-	-

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